Exhibit 99.1

Hydro One completes acquisition of Great Lakes Power

Electricity Transmission business

TORONTO, October 31, 2016 – Hydro One Limited (TSX: H) (“Hydro One”) announced today that its wholly-owned subsidiary Hydro One Inc. completed the purchase of Great Lakes Power Transmission LP (“Great Lakes Power Transmission”), following approval of the transaction by the Ontario Energy Board on October 13, 2016.

“The acquisition of Great Lakes Power Transmission fits with the strategic direction of the company while also acquiring a highly skilled and experienced team,” said Mayo Schmidt, President and CEO, Hydro One. “This acquisition translates into greater shareholder value and allows Hydro One to proudly serve even more communities by effectively growing both its asset and customer bases.”

Great Lakes Power Transmission will begin to operate under the name Hydro One Sault Ste. Marie in early 2017 and will continue to operate as a standalone licensed transmitter.

“On behalf of the Great Lakes Power Transmission team, I would like to thank Hydro One for welcoming our team,” said Duane Fecteau, Vice President, Operations, Great Lakes Power Transmission. “We will continue to deliver the high-quality transmission service our customers expect and are excited about the further opportunities that working with the expert and professional team at Hydro One will bring.”

About the Company:

Hydro One Limited (TSX: H) Hydro One is Ontario’s largest electricity transmission and distribution company headquartered in Toronto, Ontario with approximately $24 billion in assets and 2015 revenues of over $6.5 billion. Hydro One delivers electricity safely and reliably to over 1.3 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One owns and operates Ontario’s approximately 29,000 circuit km high-voltage transmission network and an approximately 123,000 circuit km primary low-voltage local distribution network. For more information about Hydro One, visit www.HydroOne.com

For further information:

Investors:

Bruce M. Mann, Investor Relations,

investor.relations@hydroone.com, 416-345-5722;

Media:

Daniel Levitan, External Relations,

media.relations@hydroone.com, 416-345-6868